Exhibit 99.7

EXECUTION VERSION

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment and Assumption Agreement”) is made and entered into as of September 6, 2010, by and between Hanwha Chemical Corporation, a Korean company (“Assignor”), and Hanwha Solar Holdings Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Assignor (“Assignee”).

WHEREAS, Assignor and Solarfun Power Holdings Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Solarfun”), are parties to that certain Share Purchase Agreement, dated as of August 3, 2010 (the “Solarfun Agreement”), pursuant to which, among other things, Solarfun agreed to sell 36,455,089 ordinary shares of Solarfun (the “Solarfun Shares”) to the Assignor, and the Assignor agreed to purchase such Solarfun Shares from Solarfun;

WHEREAS, Assignor and Good Energies II LP, a Jersey partnership (“Good Energies”), are parties to that certain Share Purchase Agreement, dated as of August 3, 2010 (the “Good Energies Agreement”), pursuant to which, among other things, Good Energies agreed to sell 81,772,950 ordinary shares and 1,281,011 American Depositary Shares of Solarfun (the “Good Energies Shares”) to the Assignor, and the Assignor agreed to purchase such Good Energies Shares from Good Energies;

WHEREAS, Assignor and Yonghua Solar Power Investment Holding Ltd., a British Virgin Islands company (“Yonghua Solar”), are parties to that certain Share Purchase Agreement, dated as of August 3, 2010 (the “Yonghua Solar Agreement”), pursuant to which, among other things, Yonghua Solar agreed to sell 38,634,750 ordinary shares of Solarfun (the “Yonghua Solar Shares”) to the Assignor, and the Assignor agreed to purchase such Yonghua Solar Shares from Yonghua Solar; and

WHEREAS, Assignor desires to assign to Assignee, and Assignee desires to accept the assignment from Assignor of, all of Assignor’s right, title, claim, obligation and interest in and to the Solarfun Agreement, the Good Energies Agreement and the Yonghua Solar Agreement (collectively, the “Purchase Agreements”), including, without limitation, the right to purchase the Solarfun Shares, the Good Energies Shares and the Yonghua Solar Shares thereunder.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1. Assignment. In accordance with and subject to the terms of the Purchase Agreements, the Assignor hereby conveys, transfers, assigns and delivers to Assignee all of Assignor’s right, title, claim, obligation and interest in and to each of the Purchase Agreements.

2. Acceptance and Assumption. In accordance with and subject to the terms of the Purchase Agreements, Assignee hereby accepts the conveyance, transfer, assignment and delivery of Assignor’s right, title, claim, obligation and interest in and to each of the Purchase Agreements.

3. Remaining Assignor Liability Under Solarfun Agreement. In accordance with Section 6.6 of the Solarfun Agreement, following the date first set forth above, in the event the Assignee fails to perform its obligations under the Solarfun Agreement, the Assignor shall remain liable for all obligations of the Purchaser (as such term is defined in the Solarfun Agreement) under the Solarfun Agreement.

4. Remaining Assignor Liability Under Good Energies Agreement. In accordance with Section 8.6 of the Good Energies Agreement, following the date first set forth above, in the event the Assignee fails to perform its obligations under the Good Energies Agreement, the Assignor shall remain liable for all obligations of the Purchaser (as such term is defined in the Good Energies Agreement) under the Good Energies Agreement.

5. Remaining Assignor Liability Under Yonghua Solar Agreement. In accordance with Section 8.5 of the Yonghua Solar Agreement, following the date first set forth above, in the event the Assignee fails to perform its obligations under the Yonghua Solar Agreement, the Assignor shall remain liable for all obligations of the Purchaser (as such term is defined in the Yonghua Solar Agreement) under the Yonghua Solar Agreement.

6. No Third Party Beneficiaries. Nothing in this Assignment and Assumption Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person other than Assignor, Assignee and their respective successors and assigns, any remedy or claim under or by reason of this Assignment and Assumption Agreement on any terms, covenants or condition hereof, and all the terms, covenants and conditions, promises and agreements in this Assignment and Assumption Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns.

7. Purchase Agreements. This Assignment and Assumption Agreement does not amend or otherwise modify or limit any of the provisions of any of the Purchase Agreements.

8. Miscellaneous.

(a) Headings. The section headings used herein are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Assignment and Assumption Agreement.

(b) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Assignment and Assumption Agreement and the relationship of the parties hereto shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

(c) Counterparts and Execution. This Assignment and Assumption Agreement may be executed in one or two counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party hereto, it being understood that both parties hereto need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party hereto executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.

(d) Amendments and Waiver. The provisions of this Assignment and Assumption Agreement may not be amended, modified, supplemented or waived unless the same shall be in writing and signed by each of the parties hereto.

(e) Successors and Assigns. This Assignment and Assumption Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be duly executed and delivered as of the date first written above.

ASSIGNOR:

HANWHA CHEMICAL CORPORATION

By:	/s/ Ki Joon Hong
Name: Ki Joon Hong
Title: CEO & President

ASSIGNEE:

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Jae Chun Song
Name: Jae Chun Song
Title: Director

[Signature Page to Assignment and Assumption Agreement]